a.p. pharma

ADDING SIGNIFICANT VALUE



2005 Annual Report

FELLOW SHAREHOLDERS

A.P. Pharma had one over-riding objective in 2005: advance the development of APF530, our Biochronomer™-based product containing granisetron for the prevention of both acute and delayed-onset nausea and vomiting associated with chemotherapy. It was an excellent year, with exciting data in our Phase 2 clinical program.

ADDING SIGNIFICANT VALUE. Granisetron and other drugs in its class revolutionized the treatment of nausea and vomiting over 15 years ago. However, such drugs have been short acting. The challenge has been to prevent the delayed-onset nausea/vomiting that commonly occurs two to five days following chemotherapy. Our Biochronomer delivery system appears to offer a commercially viable solution by providing sustained blood levels over a five-day period. This potentially important step forward in cancer therapy targets a $1 billion market in the United States.

Positive findings from our open-label Phase 2 study, completed in 2005, gave us the encouragement we needed for Phase 3 studies. The data demonstrated a complete response in over 78% of 45 patients receiving either moderately or highly emetogenic chemotherapy. "Complete response" meant no nausea/vomiting episodes and no use of rescue medication for nausea/vomiting. When considering the patients received a variety of chemotherapeutic agents, these findings were all the more noteworthy. In early 2006, we filed for FDA clearance to begin our pivotal Phase 3 trial with approximately 1,200 patients. For details, please review "Products Under Development" in the accompanying 10-K.

DELIVERING ON ITS PROMISE. From a commercial perspective, APF530 is well positioned.

- It is quick and easy to administer, requiring only a single subcutaneous injection.
- Threshold blood levels are achieved within 30 minutes. This means that APF530 can be administered just 30 minutes before the initiation of chemotherapy, which is the standard practice for anti-nausea agents in the oncology suite.
- Blood levels are maintained for four to five days, covering the patient from the beginning of chemotherapy through the period of potential delayed-onset nausea and vomiting.
- The data demonstrate safe and well-tolerated responses against both acute and delayed-onset nausea and vomiting.
- Based on our findings, the product compares very favorably with competition in the marketplace.
- The FDA has agreed that APF530 can complete its development and NDA filing under a 505(b)(2) plan. This allows a straightforward Phase 3 program, with the opportunity for marketing clearance hopefully in early 2008.

CAPITALIZING ON OUR ASSETS. Cash is an issue for any small pharmaceutical company, but we have taken major steps to address A.P. Pharma's needs. In January 2006, we sold our rights to royalties on the sales of Retin-A Micro® and Carac®. The initial proceeds of $25 million will be used primarily to fund the final development of APF530. This financing is non-dilutive to our shareholders and is expected to provide an additional $5 million, with the satisfaction of certain predetermined milestones, over the next four years. While our strategy remains to secure a corporate partner for APF530, these funds will enable us to continue our forward momentum and to negotiate from a position of strength in seeking favorable partnership terms.

CAPTURING ADDED VALUE. Beyond APF530, our pipeline includes APF112 for post-surgical pain as well as other opportunities. The basis for all of these is the Biochronomer polymer technology, which we developed as a drug delivery platform for a wide range of therapies. Biochronomer-based products are designed to release medications over a period of hours, days, weeks or months. They can be fabricated into various forms (films/coatings, strands, microparticles, semi-solids) that erode away as they deliver drugs. And they can be used for either site-specific or systemic therapy.

LOOKING AHEAD. Our strategic focus for 2006 is two-fold: to concentrate on the development of APF530 and to continue exploring potential partnerships for this and other A.P. Pharma product developments. We are excited about our potential and look forward to another productive year.

Paul Goddard, Ph.D.
Chairman of the Board
March 31, 2006

Michael O'Connell
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL & TRANSITION REPORTS PURSUANT TO
SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number: 0-16109

A.P. PHARMA, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	94-2875566
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
123 SAGINAW DRIVE, REDWOOD CITY, CALIFORNIA	94063
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(650) 366-2626

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK ($.01 PAR VALUE)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act. Yes [ ] No [x]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [ ] No [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer, as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

The aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant as of June 30, 2005, was $28,384,976[1]

As of February 28, 2006, 25,279,970 shares of registrant's Common Stock, $.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Form 10-K Part**
Definitive Proxy Statement to be used in connection with the 2006 Annual Meeting of Stockholders.	III

1 Excludes 8,174,458 shares held by directors, officers and shareholders whose ownership exceeds 5% of the outstanding shares at June 30, 2005. Exclusion of such shares should not be construed as indicating that the holders thereof possess the power, directly or indirectly, to direct the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

PART I

ITEM 1.	Business	3
ITEM 1A.	Risk Factors	8
ITEM 1B.	Unresolved Staff Comments	13
ITEM 2.	Properties	13
ITEM 3.	Legal Proceedings	14
ITEM 4.	Submission of Matters to a Vote of Security Holders	14
	PART II	
ITEM 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
ITEM 6.	Selected Financial Data	15
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
ITEM 7A.	Quantitative and Qualitative Disclosure About Market Risk	24
ITEM 8.	Financial Statements and Supplementary Data	25
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	46
ITEM 9A.	*Controls and Procedures*	46
ITEM 9B.	Other Information	46
	PART III	
ITEM 10.	Directors and Executive Officers of the Registrant	47
ITEM 11.	Executive Compensation	47
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
ITEM 13.	Certain Relationships and Related Transactions	47
ITEM 14.	Principal Accountant Fees and Services	47
	PART IV	
ITEM 15.	Exhibits and Financial Statement Schedules	48
	Signatures	49
	Certifications	53

ITEM 1. BUSINESS

Introduction-Forward Looking Statements

Except for statements of historical fact, the statements herein are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These include, among others, uncertainty associated with progress in research and development programs, timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and other factors described below under the headings "APP Technology", "Products", "Marketing", "Government Regulation", "Patents and Trade Secrets" and "Competition". In addition, such risks and uncertainties also include the matters discussed under "Risk Factors" below and under Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 below.

Company Overview

In this Annual Report on Form 10-K, the "Company", "A.P. Pharma", "APP", "we", "us", and "our", refer to A.P. Pharma, Inc.

We are a specialty pharmaceutical company focused on the development of pharmaceutical products utilizing our proprietary polymer-based drug delivery systems. Our focus is the development and commercialization of bioerodible injectable and implantable systems under the trade name Biochronomer™.

Our business strategy is twofold:

• to develop selected proprietary products, funding them through the preliminary phases of regulatory review before entering into partnerships to share costs and to earn a share of future profits; and

• to license our proprietary technologies to corporate partners after the successful completion of reimbursed feasibility studies to earn research and development fees, licensing fees, milestone payments and royalties.

Initial targeted areas of application for our drug delivery technologies include the prevention of both acute and delayed chemotherapy-induced nausea and vomiting (CINV); post-surgical and chronic pain management; and anti-inflammatories. Our product development programs have been funded by the sale of common stock in June 2004, royalties from topical products previously marketed by pharmaceutical partners (Retin-A Micro® and Carac®), proceeds from the divestitures of our cosmeceutical and analytical standards product lines and by fees we received from collaborative partners. In addition, in January 2006, we sold the rights to royalties from sales of Retin-A Micro and Carac. Proceeds of $25 million were received upon the closing of the transaction and will be used primarily to fund pivotal clinical development of APF530, our drug candidate for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting. The remaining $5 million will be paid based on the satisfaction of certain predetermined milestones over the next four years.

Bioerodible polymers are of increasing interest within the pharmaceutical and biotechnology community for use in both drug delivery applications and as devices. We have made substantial progress in developing bioerodible polymers that potentially represent a significant improvement over existing drug delivery systems. A major point of difference with other delivery systems is our polymer's versatility and controlled erosion mechanism. Over one hundred in vivo and in vitro studies have been completed to advance understanding of this innovative drug delivery technology. Studies demonstrate complete and controlled bioerosion of the polymers. Erosion times can be varied from hours to days, weeks or months and mechanical properties can be adjusted to produce materials as diverse as injectable gels, coatings, strands, wafers, films or microspheres. Importantly, toxicology and clinical data indicate that the technology is safe for use in humans. In addition, the manufacturing is reproducible and the polymers are stable, provided they are stored under appropriate anhydrous conditions. In studies, the polymers were observed to erode to completion and, once the drug was released, no polymer remained. In addition, the polymers bioerode with low acidity, thus potentially allowing the delivery of sensitive proteins and DNA/RNAI.

During 2005, we completed a Phase 2 human clinical trial using APF530, our lead product candidate for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting in patients undergoing both moderately and highly emetogenic chemotherapy for cancer.

APF530 contains the anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer bioerodible drug delivery system. The Phase 2 study, which was completed in September 2005, achieved the primary endpoints, which included an evaluation of safety, tolerability and pharmacokinetics. In addition, efficacy endpoints were evaluated relating to emetic events and the use of rescue medication.

Our second Biochronomer product candidate is APF112 for the treatment of post-surgical pain. APF112 incorporates the well-known analgesic mepivacaine in our Biochronomer system. It is designed to provide 24 to 36 hours of post-surgical pain relief and to minimize the use of morphine-like drugs (opioids) which are used extensively in post-surgical pain management. Opioids are associated with a wide range of side effects, such as nausea, sedation, dizziness, constipation, vomiting, urinary retention, and in some situations, life-threatening respiratory depression. We completed a Phase 2 human clinical trial for APF112 in 2004, involving a total of approximately 100 patients undergoing surgery for repair of inguinal hernia. A protocol for a further Phase 2 trial using APF112 has been developed, and we are exploring corporate partnering opportunities before proceeding with this in order to focus our limited resources on APF530.

We earned royalties on two pharmaceutical products: Retin-A Micro which was licensed to Ortho Neutrogena, a member of the Johnson & Johnson family of companies, and Carac, which was licensed to Dermik Laboratories, a sanofi-aventis company. In January 2006, we sold the rights to the royalties on sales of these products effective October 1, 2005 to an affiliate of the Paul Royalty Fund for $25 million on closing and up to $5 million over the next four years, based on the satisfaction of certain pre-determined milestones.

Until July 2000, we engaged in the development, manufacturing, and out-licensing of the aforementioned topical pharmaceutical products as well as a variety of cosmeceutical and toiletry products. In July 2000, we sold our cosmeceutical and toiletry product lines, together with certain technology rights to topical pharmaceuticals, to RP Scherer, a subsidiary of Cardinal Health. Under the sale agreement, we retained the rights to our topical prescription products, which were marketed by our corporate partners, Johnson & Johnson and sanofi-aventis, and on which we received royalties.

In February 2003, we sold the assets of our wholly-owned subsidiary, APS Analytical Standards, Inc., to GFS Chemicals of Columbus, Ohio, for $2.1 million in cash and the right to receive royalties for the five years following the sale.

The Company, founded in February 1983 as a California corporation under the name AMCO Polymerics, Inc., changed its name to Advanced Polymer Systems, Inc. in 1984 and was reincorporated in Delaware in 1987. Our name was changed to A.P. Pharma, Inc. in May 2001 to reflect the new pharmaceutical focus of the Company.

APP Technology

We have made significant investment and progress in the development of bioerodible drug delivery systems. Specifically, we have developed two families of polymers, each with unique attributes. The first family is known collectively as poly(ortho esters) under the trade name Biochronomer; polymers in the second family are known collectively as block copolymers of poly(ortho esters) and poly(ethylene glycol) under the trade name Bioerodimer™. The two polymer families are covered by US patent 5,968,543, issued October 19, 1999 and US patent 5,939,453, issued August 17, 1999. Both are broad composition of matter patents. A number of other patents have been issued and several more patent applications have been filed.

The Biochronomer polymer is a poly(ortho ester) whose production is highly reproducible and multi-kilo quantities of polymer have been produced according to Good Manufacturing Practices (GMP).

Current product development work takes advantage of the versatility of these materials, and is exemplified by forms that range from injectable gels into which drugs can be incorporated by a simple mixing procedure, to solid devices that can be fabricated at temperatures low enough to allow the incorporation of materials such as proteins that require mild fabrication conditions.

Our primary focus has been on advancing our Biochronomer technology, which is designed to release drugs at selected implantation sites such as under the skin, at the site of a surgical procedure, in joints, in the eye, or in muscle tissue. Key benefits of this technology include the ability to fabricate the poly(ortho ester) polymers into a variety of drug delivery forms as diverse as coatings, wafers, strands, microspheres and injectable gels to enable various means of administration into the body.

Products

Ethical Pharmaceutical Products

We define ethical pharmaceutical products as prescription products that are promoted primarily through the medical profession. We are developing pharmaceutical product candidates that will require marketing clearance from the FDA before they can be sold in the United States. We believe that the benefits offered by our delivery systems will create valuable product differentiation and commercial advantages in large, profitable markets. Results from various preclinical and clinical studies confirm that this technology offers the potential to maintain or improve therapeutic efficacy and to reduce adverse drug side effects.

Products Under Development

Our efforts in pharmaceutical markets include applications using our Biochronomer technology that are under development, as noted below.

Our lead product candidate, APF530, which contains the anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer bioerodible drug delivery system is designed to prevent both acute and delayed chemotherapy-induced nausea and vomiting in patients undergoing either moderately or highly emetogenic chemotherapy for cancer. During 2005, we completed a Phase 2 human clinical trial using APF530.

The Phase 2 study, which was completed in September 2005, achieved the primary endpoints, which included an evaluation of safety, tolerability and pharmacokinetics. In addition, efficacy endpoints were evaluated relating to emetic events and the use of rescue medication.

There were no serious adverse events attributed to the APF530 formulation, and injections of APF530 were well tolerated. The pharmacokinetic evaluation of granisetron in all three dose groups clearly indicated that measurable plasma levels of granisetron were evident over a seven day period.

Analysis of the open label efficacy data from the Phase 2 patient groups receiving either moderately or highly emetogenic chemotherapy indicated that the percentage of complete responders in the moderately emetogenic group was 90% in the acute phase and 78% in the delayed phase. In the group receiving highly emetogenic chemotherapy, the percentage of complete responders was 81% in the acute phase and 80% in the delayed phase. "Complete response" was defined as no emetic episodes and no use of rescue medication. Based on the data generated from the Phase 2 study, two dose levels of APF530 have been selected for a Phase 3 study, which is planned to begin in the second quarter of 2006.

The proposed Phase 3 trial will compare the safety and efficacy of APF530 with palonosetron, currently marketed under the brand Aloxi®, and will include approximately 1,200 patients comprised of two groups, each with roughly equal number of those receiving either moderately or highly emetogenic chemotherapeutic agents. In each group, three sets of approximately 200 patients will be treated with APF530 containing 5 milligrams or 10 milligrams of granisetron, compared with the currently approved dose of palonosetron. The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy. No other $5HT_3$ antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

The first product candidate to incorporate the Biochronomer delivery system was APF112, which targets the management of pain in patients following surgery. The treatment goal is to provide 24 to 36 hours of localized post-surgical pain relief by delivering the drug mepivacaine directly to the surgical site. Mepivacaine is a well-known drug for localized pain relief, and it has an extensive safety profile. APF112 is designed to prolong the anesthetic effect of mepivacaine and thus to minimize or eliminate the use of opioids (morphine-like drugs) which are currently used in the majority of surgical procedures as a means of managing post-operative pain despite unpleasant side effects—nausea, disorientation, sedation, constipation, vomiting, urinary retention and, in some situations, life-threatening respiratory depression. If efficacy in treating post-surgical pain can be demonstrated, we believe that there will be substantial potential for this product, as there are approximately 20 million surgical procedures performed annually in the U.S. for which the product could potentially be utilized.

Phase 2 clinical studies were conducted in surgeries for inguinal hernia repair during 2004 and although the safety and tolerability of APF112 were very good, the efficacy results were difficult to interpret with no significant difference between the two formulations of APF112 and the current standard of care. A second Phase 2 study protocol has been developed which, with the financial support of a corporate partner, would evaluate a combination therapy using bupivacaine for immediate pain relief following surgery and APF112 for longer-term pain relief.

Other Products

Analytical Standards. We initially developed microspheres (precursors to the Microsponge® system) for use as a testing standard for gauging the purity of municipal drinking water.

In February 2003, we announced the sale of the assets of this subsidiary to GFS Chemicals, Inc. of Columbus, Ohio for $2.1 million in cash and the right to receive royalties for five years following the sale at rates ranging from 5% to 15% of sales of analytical standards products.

Marketing

A key part of our business strategy is to form collaborations with pharmaceutical partners.

In general, we grant limited marketing exclusivity in defined markets for defined periods to our partners. However, after development is completed and a partner commercializes a formulated product utilizing our delivery systems, we can exert only limited influence over the manner and extent of our partner's marketing efforts.

Our key marketing relationships concluded to-date have involved only the Microsponge delivery system for prescription products and were as follows:

Johnson & Johnson Inc. In May 1992, we entered into a development and license agreement with Ortho-McNeil Pharmaceutical Corporation, (a subsidiary of J&J ("Ortho")) related to tretinoin-based products incorporating our Microsponge technology. The license fees provided Ortho with exclusive distribution or license rights for all Ortho tretinoin products utilizing our Microsponge system through 2016.

Dermik. In March 1992, we restructured our 1989 joint venture agreement with Dermik, a sanofi-aventis company. As part of the agreement sanofi-aventis received certain exclusive marketing rights for the U.S. Product applications included a 5-FU treatment for actinic keratoses (precancerous skin lesions). In 2000 Dermik received FDA marketing clearance for the product, which was launched under the trade name Carac. Dermik's exclusivity relating to Carac will continue as long as annual minimum royalty payments are made, governed by the life of the applicable patents until 2021.

In January 2006, we sold the rights to the royalties on sales of these products effective October 1, 2005 to an affiliate of the Paul Royalty Fund for $25 million on closing and up to $5 million over the next four years, based on the satisfaction of certain predetermined milestones.

Government Regulation

Ethical Products

In order to clinically test, produce and sell products for human therapeutic use, mandatory procedures and safety evaluations established by the FDA and comparable agencies in foreign countries must be followed. The procedure for seeking and obtaining the required governmental clearances for a new therapeutic product includes preclinical animal testing to determine safety and efficacy, followed by human clinical testing. This can take many years and require substantial expenditures. In the case of third party agreements, we expect that our corporate partners will partially fund the testing and the approval process with guidance from us. We intend to seek the necessary regulatory approvals for our proprietary products as they are being developed.

Patents and Trade Secrets

As part of our strategy to protect our current products and to provide a foundation for future products, we have filed a number of United States patent applications on inventions relating to the composition of a variety of polymers, specific products, product groups, and processing technology. We have also filed foreign patent applications on our polymer technology with the European Union, Japan, Australia, South Africa, Canada, Korea and Taiwan. We have a total of 19 issued United States patents and an additional 108 issued foreign patents. Currently, we have 42 pending patent applications worldwide. The patents on the bioerodible systems expire between January 2016 and November 2021.

Although we believe the bases for these patents and patent applications are sound, they are untested, and there is no assurance that they will not be successfully challenged. There can be no assurance that any patent previously issued will be of commercial value, that any patent applications will result in issued patents of commercial value, or that our technology will not be held to infringe patents held by others.

We rely on unpatented trade secrets and know-how to protect certain aspects of our production technologies. Our employees, consultants, advisors and corporate partners have entered into confidentiality agreements with us. These agreements, however, may not necessarily provide meaningful protection for our trade secrets or proprietary know-how in the event of unauthorized use or disclosure. In addition, others may obtain access to, or independently develop, these trade secrets or know-how.

Competition

In the development of bioerodible poly(ortho esters) for implantation applications, there is competition from a number of other bioerodible systems, especially polymers based on lactic and glycolic acid and to a lesser extent, polyanhydrides. We believe that our proprietary bioerodible Biochronomer polymers have a number of important advantages. Among these are ease of manufacturing, the ability to control both erosion times and mechanical properties, and the simultaneous drug delivery and erosion process, resulting in complete polymer disappearance when all the drug has been delivered. Also, the polymer bioerodes with low acidity, thus potentially allowing the delivery of sensitive proteins and DNA.

Human Resources

As of February 28, 2006, we had 36 full-time employees, 5 of whom hold PhDs. There were 28 employees engaged in research and development and quality control, and 8 working in finance, business development, human resources and administration.

We consider our relations with employees to be good. None of our employees is covered by a collective bargaining agreement.

ITEM 1A. RISK FACTORS

Risk Factors

Our business is subject to various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this Form 10-K. Any of these risks could materially adversely affect our business, operating results and financial condition.

Our bioerodible drug delivery system business is at an early stage of development.

Our bioerodible drug delivery system business is at an early stage of development. Our ability to produce bioerodible drug delivery systems that progress to and through clinical trials is subject to, among other things:

- success with our research and development efforts;
- selection of appropriate therapeutic compounds for delivery;
- the required regulatory approval.

Successful development of delivery systems will require significant preclinical and clinical testing prior to regulatory approval in the United States and elsewhere. In addition, we will need to determine whether any potential products can be manufactured in commercial quantities at an acceptable cost. Our efforts may not result in a product that can be marketed. Because of the significant scientific, regulatory and commercial milestones that must be reached for any of our research programs to be successful, any program may be abandoned, even after significant resources have been expended.

We will need additional capital to conduct our operations and to develop our products and our ability to obtain the necessary funding on favorable terms in the future is uncertain.

We will require additional capital resources in order to conduct our operations and develop our products. While we estimate that our existing capital resources and interest income will be sufficient to fund our current level of operations for at least the next year based on current business plans, we cannot guarantee that this will be the case. The timing and degree of any future capital requirements will depend on many factors, including:

- scientific progress in our research and development programs;
- the magnitude and scope of our research and development programs;
- our ability to establish and maintain strategic collaborations or partnerships for research, development, clinical testing, manufacturing and marketing;
- our progress with preclinical and clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims.

We intend to acquire additional funding through strategic collaborations, in the form of license fees, research and development fees and milestone payments. In the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient funding is not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs, each of which could have a material adverse effect on our business.

If we are unable to recruit and retain skilled employees, we may not be able to achieve our objectives.

Retaining our current employees and recruiting qualified scientific personnel to perform future research and development work will be critical to our success. Competition is intense for experienced scientists, and we may not be able to recruit or retain sufficient skilled personnel to allow us to pursue collaborations and develop our products and core technologies to the extent otherwise possible.

We are reliant on single source third party contractors for the manufacture and production of raw materials and product candidates.

We currently, and for the foreseeable future will, rely upon outside contractors to manufacture, supply and package for us key intermediates, active pharmaceutical ingredients and formulated drug product for our product candidates. Our current dependence upon others for the manufacture of our raw materials and product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop, may adversely affect our ability to develop our product candidates in a timely manner and may adversely affect future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

Entry into clinical trials with one or more products may not result in any commercially viable products.

We do not expect to generate any significant revenues from product sales for a period of several years. We may never generate revenues from product sales or become profitable because of a variety of risks inherent in our business, including risks that:

- we may be unsuccessful in finding partners willing to fund some or all of our clinical trial expenditures;
- clinical trials may not demonstrate the safety and efficacy of our products;
- completion of clinical trials may be delayed, or costs of clinical trials may exceed anticipated amounts;
- we may not be able to obtain regulatory approval of our products, or may experience delays in obtaining such approvals;
- we and our licensees may not be able to successfully market our products.

Because we or our collaborators must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

Federal, state and local governments in the United States and governments in other countries have significant regulations in place that govern many of our activities. The preclinical testing and clinical trials of the products that we develop ourselves or that our collaborators develop are subject to government regulation and may prevent us from creating commercially viable products from our discoveries. In addition, the sale by us or our collaborators of any commercially viable product will be subject to government regulation from several standpoints, including the processes of:

- manufacturing;
- labeling;
- distributing;
- advertising and promoting; and
- selling and marketing.

We may not obtain regulatory approval for the products we develop and our collaborators may not obtain regulatory approval for the products they develop. Regulatory approval may also entail limitations on the indicated uses of a proposed product.

The regulatory process, particularly for biopharmaceutical products like ours, is uncertain, can take many years and requires the expenditure of substantial resources. Any product that we or our collaborative partners develop must receive all relevant regulatory agency approvals or clearances, if any, before it may be marketed in the United States or other countries. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other requirements by the Food and Drug Administration in the United States and similar health authorities in foreign countries. The regulatory process, which includes extensive preclinical testing and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources.

Data obtained from preclinical and clinical activities is susceptible to varying interpretations that could delay, limit or prevent regulatory agency approvals or clearances. In addition, delays or rejections may be encountered as a result of changes in regulatory agency policy during the period of product development and/or the period of review of any application for regulatory agency approval or clearance for a product. Delays in obtaining regulatory agency approvals or clearances could:

- significantly harm the marketing of any products that we or our collaborators develop;
- impose costly procedures upon our activities or the activities of our collaborators;
- diminish any competitive advantages that we or our collaborative partners may attain; or
- adversely affect our ability to receive royalties and generate revenues and profits.

In addition, the marketing and manufacturing of drugs and biological products are subject to continuing FDA review, and later discovery of previously unknown problems with a product, its manufacture or its marketing may result in the FDA requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market.

We depend on our collaborators to help us complete the process of developing and testing our products and our ability to develop and commercialize products may be impaired or delayed if our collaborative partnerships are unsuccessful.

Our strategy for the development, clinical testing and commercialization of our products requires entering into collaborations with corporate partners, licensors, licensees and others. We are dependent upon the subsequent success of these other parties in performing their respective responsibilities and the cooperation of our partners. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to our research activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us.

Under agreements with collaborators, we may rely significantly on them, among other activities, to:

- fund research and development activities with us;
- pay us fees upon the achievement of milestones; and
- market with us any commercial products that result from our collaborations.

Our reliance on the research activities of our non-employee scientific advisors and other research institutions, whose activities are not wholly within our control, may lead to delays in technological developments.

We have relationships with scientific advisors at academic and other institutions, some of whom conduct research at our request. These scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these advisors and, except as otherwise required by our collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to our activities. If our scientific advisors are unable or refuse to contribute to the development of any of our potential discoveries, our ability to generate significant advances in our technologies will be significantly harmed.

The loss of key personnel could slow our ability to conduct research and develop products.

Our future success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our scientific staff. We may be unable to retain our current personnel or attract or assimilate other highly qualified management and scientific personnel in the future. The loss of any or all of these individuals could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We face intense competition from other companies.

Most or all of the products we could develop or commercialize will face competition from different therapeutic agents intended for treatment of the same indications or from other products incorporating drug delivery technologies. The competition potentially includes all of the pharmaceutical and drug delivery companies in the world. Many of these pharmaceutical companies have more financial resources, technical staff and manufacturing and marketing capabilities than we do. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

Pharmaceutical companies are increasingly using advertising, including direct-to-consumer advertising, in marketing their products. The costs of such advertising are very high and are increasing. It may be difficult for our Company to compete with larger companies investing greater resources in these marketing activities.

Other pharmaceutical companies are aggressively seeking to obtain new products by licensing products or technology from other companies. We will be competing to license or acquire products or technology with companies with far greater financial and other resources.

Inability to obtain special materials could slow down our research and development process.

Some of the critical materials and components used in our developed products are sourced from a single supplier. An interruption in supply of a key material could significantly delay our research and development process.

Special materials must often be manufactured for the first time for use in drug delivery systems, or materials may be used in the systems in a manner different from their customary commercial uses. The quality of materials can be critical to the performance of a drug delivery system, so a reliable source of a consistent supply of materials is important. Materials or components needed for our drug delivery systems may be difficult to obtain on commercially reasonable terms, particularly when relatively small quantities are required, or if the materials traditionally have not been used in pharmaceutical products.

Patents and other intellectual property protection may be difficult to obtain or ineffective.

Patent protection generally has been important in the pharmaceutical industry. Our existing patents may not cover future products, additional patents may not be issued, and current patents or patents issued in the future may not provide meaningful protection or prove to be of commercial benefit.

In the United States, patents are granted for specified periods of time. Some of our earlier patents have expired, or will expire, over the next several years.

Other companies may successfully challenge our patents in the future. Others may also challenge the validity or enforceability of our patents in litigation. If any challenge is successful, other companies may then be able to use the invention covered by the patent without payment. In addition, if other companies are able to obtain patents that cover any of our technologies or products, we may be subject to liability for damages and our activities could be blocked by legal action unless we can obtain licenses to those patents.

In addition, we utilize significant unpatented proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our products and technologies and the methods used to manufacture them. Other companies have or may develop similar technology which will compete with our technology.

If we fail to continue to meet the Nasdaq National Market's requirements for continued listing, the Nasdaq National Market may delist our common stock, which would negatively impact the price of our common stock and our ability to sell our common stock.

Our common stock is listed on the Nasdaq National Market. The rules of the Nasdaq National Market provide that issuers with stockholders' equity of less than $10 million may be delisted from the Nasdaq National Market. As of the end of the third fiscal quarter of 2005, we failed to meet that requirement, though we regained compliance with the requirement in January 2006. In the event that we fail to comply with all listing standards applicable to issuers listed on the Nasdaq Stock Market, our common stock may be delisted from the Nasdaq National Market. In that event, we may be required to list our common stock on the Nasdaq Capital Market provided we meet the listing requirements for the Nasdaq Capital Market. If we are delisted or required to list our common stock on a market or exchange less liquid than the Nasdaq National Market, it would be far more difficult for our stockholders to trade in our securities and it may be more difficult to obtain accurate, current information concerning market prices for our securities. The possibility that our securities may be delisted may also adversely affect our ability to raise additional financing.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

Available Information

We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Our Internet website address is "www.appharma.com".

ITEM 2. PROPERTIES

We lease 26,067 square feet of laboratory, office and warehouse space in Redwood City, California. The annual rent expense for the Redwood City facility is approximately $463,000.

We occupied a production facility and warehouse in Lafayette, Louisiana that was sold to RP Scherer in July 2000. The construction of the facility in 1986 was financed primarily by 15-year, tax-exempt industrial development bonds. In 1995, we extinguished the bond liability through an "in-substance defeasance" transaction by placing United States government securities in an irrevocable trust to fund all future interest and principal payments. The defeased debt balance outstanding of $2,500,000 as of December 31, 2004 was repaid on January 25, 2005 using the proceeds from the maturities of the United States government securities held in the irrevocable trust.

Our existing research and development and administrative facilities are not yet being used at full capacity and management believes that these facilities are adequate and suitable for current and anticipated needs.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of the Company's common stock trade on the Nasdaq National Market, under the symbol APPA. As of February 28, 2006, there were 431 holders of record of the Company's common stock.

The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. The following table sets forth for the fiscal periods indicated, the range of high and low sales prices for the Company's common stock on the Nasdaq National Market System.

2005	High	Low	2004	High	Low
First Quarter	$2.73	$1.41	First Quarter	$3.79	$2.15
Second Quarter	1.80	1.37	Second Quarter	4.45	2.85
Third Quarter	2.25	1.47	Third Quarter	3.50	1.11
Fourth Quarter	1.88	1.30	Fourth Quarter	2.35	1.15

See Note 8 "Stockholders' Equity" in the Notes to Financial Statements contained in Part II, Item 8 of this Form 10-K concerning A.P. Pharma's equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

For the Year Ended and as of December 31,	2005	2004	2003	2002	2001
STATEMENTS OF OPERATIONS DATA					
Royalties	$ 5,247	$ 4,972	$ 4,502	$ 4,026	$ 3,227
Contract revenues	144	432	346	407	38
License fees	—	—	—	237	—
Total revenues	5,391	5,404	4,848	4,670	3,265
Expenses					
Research and development	10,299	11,495	8,421	6,414	7,107
General and administrative	3,565	3,225	3,039	3,309	3,488
Operating losses	(8,473)	(9,316)	(6,612)	(5,053)	(7,330)
Interest and other income income, net	290	224	404	658	1,192
Loss from continuing operations	(8,183)	(9,092)	(6,208)	(4,395)	(6,138)
Income (loss) from discontinued operations[1]	(89)	(133)	(57)	401	624
Gain on disposition of discontinued operations[2]	62	4	1,902	216	3,000
Net loss	$ (8,210)	$ (9,221)	$ (4,363)	$ (3,778)	$ (2,514)
Basic and diluted loss per common share:					
Loss from continuing operations	$ (0.33)	$ (0.40)	$ (0.30)	$ (0.22)	$ (0.30)
Net loss	$ (0.33)	$ (0.40)	$ (0.21)	$ (0.19)	$ (0.12)
Weighted average common shares outstanding—basic and diluted	25,118	22,909	20,553	20,409	20,276

[1] Income (loss) from discontinued operations represents the income (loss) attributable to our Analytical Standards division that was sold to GFS Chemicals on February 13, 2003, and the income (loss) attributable to our cosmeceutical and toiletries business that was sold to RP Scherer on July 25, 2000. See Note 10 "Discontinued Operations" in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K.

[2] Gain on disposition of discontinued operations in 2000 represents the gain on the sale of our cosmeceutical and toiletries business to RP Scherer on July 25, 2000, and in 2001 and 2002 represents the annual earnout income received from RP Scherer based on the performance of the business sold. The gain on disposition of discontinued operations in 2003 represents the gain on sale of our Analytical Standards division to GFS Chemicals on February 13, 2003. See Note 10 "Discontinued Operations" in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K.

December 31,	2005	2004	2003	2002	2001
BALANCE SHEET DATA					
Cash, cash equivalents and marketable securities	$5,809	$13,596	$ 9,484	$14,121	$19,494
Working capital	4,882	12,636	9,366	13,989	18,092
Total assets	8,969	17,014	13,155	17,781	23,483
Long-term liabilities	—	—	—	345	785
Stockholders' equity	6,203	14,154	11,263	15,459	19,173

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing our proprietary polymer-based drug delivery systems. Our primary focus is the development and commercialization of our bio-erodible injectable and implantable systems under the trade name Biochronomer™. Initial target areas of application for our drug delivery technology include anti-nausea, post-surgical and chronic pain management and anti-inflammatories. Our product development programs have been funded by the sale of common stock in June 2004, royalties from topical products previously marketed by pharmaceutical partners, proceeds from the divestitures of our cosmeceutical and analytical standards product lines and by fees we received from collaborative partners. In addition, in January 2006, we sold the rights to royalties from sales of Retin-A Micro® and Carac®. Proceeds of $25 million were received upon the closing of the transaction.

Except for statements of historical fact, the statements herein are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These include, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances, progress in research and development programs, and other risks described below or identified from time to time in our Securities and Exchange Commission filings.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes.

On an ongoing basis, we evaluate our estimates including those related to the useful lives of fixed assets, valuation allowances, impairment of assets, accrued clinical and preclinical expenses and contingencies. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

Our revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

- ***Royalties***

Contractually required minimum royalties are recorded ratably throughout the contractual period. Royalties in excess of minimum royalties are recognized as earned when the related product is shipped to the customer by our licensees based on information that we receive from our licensees.

- ***Contract Revenues***

Generally, contract revenues relate to research and development arrangements that generally provide for our Company to invoice research and development fees based on full-time equivalent hours for each project. Revenues from these arrangements are recognized as the related development services are rendered. These revenues approximate the costs incurred.

- ***License Fees***

Licensing agreements generally provide for us to receive periodic minimum payments, royalties, and/or non-refundable license fees. These licensing agreements typically require a non-refundable license fee and allow partners to sell our proprietary products in a defined field or territory for a defined period. License agreements provide for us to earn future revenue through royalty payments. These non-refundable license fees are initially reported as deferred revenues and recognized as revenues over the estimated life of the product to which they relate as we have continuing involvement with licensees until the related product is discontinued or the related patents expire, whichever is earlier. Revenue recognized from deferred license fees is classified as license fees in the accompanying statements of operations. License fees received in connection with arrangements where we have no continuing involvement are recognized when the amounts are received or when collectibility is assured, whichever is earlier.

A milestone payment is a payment made to us by a third party or corporate partner upon the achievement of a predetermined milestone as defined in a legally binding contract. Milestone payments are recognized as license fees when the milestone event has occurred and we have completed all milestone related services such that the milestone payment is currently due and is non-refundable.

Clinical Trial Accruals

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. Since the invoicing related to these services does not always coincide with our financial statement close process, we must estimate the level of services performed and fees incurred in determining the accrued clinical trial costs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the successful enrollment of patients or achievement of certain events or the completion of portions of the clinical trial or similar conditions. The Phase 3 clinical trials of APF530 will have a significant effect on the Company's research and development expenses. Expenses related to clinical trials generally are accrued based on the level of patient enrollment and services performed by the clinical research organization or related service provider according to the protocol. We monitor patient enrollment levels and related activity to the extent possible and adjust our estimates accordingly. Historically these estimates have been accurate and no material adjustments have had to be made.

Stock-Based Compensation

We have elected to account for stock-based compensation related to employees using the intrinsic value method. Accordingly, except for stock options issued to non-employees and restricted stock awards to employees and directors, no compensation cost has been recognized for our stock option plans and stock purchase plan because stock option exercise prices have historically equalled the per share fair values of the underlying common stock on the date of grant. Compensation related to options granted to non-employees is periodically remeasured as earned.

In accordance with FAS No. 123, "Accounting for Stock-Based Compensation," as amended by FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," we have provided the pro forma disclosures of the effect on net loss and net loss per share as if FAS No. 123 had been applied in measuring compensation expense for all periods presented (see Note 2 "Summary of Significant Accounting Policies").

The preparation of the financial statement footnotes requires us to estimate the fair value of stock options granted to employees. While fair value may be readily determinable for awards of stock, market quotes are not available for long-term, non-transferable stock options because these instruments are not traded. We currently use the Black-Scholes option-pricing model to estimate the fair value of employee stock options.

In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS 123R, Statement No. 123R "Share-Based Payment", which is a revision of FASB Statements No. 123 and 95. We will adopt SFAS 123R effective January 1, 2006. We are currently evaluating our option valuation methodologies and assumptions in light of SFAS 123R. (See "Recent Accounting Pronouncements").

Results of Operations for the years ended December 31, 2005, 2004 and 2003

The following sets forth the statement of operations data and percentage changes as compared to the prior year (dollar amounts are presented in thousands):

	For the Year Ended December 31,			Annual % Change	
	2005	2004	2003	2005/2004	2004/2003
Royalties	$ 5,247	$ 4,972	$4,502	6 %	10 %
Contract revenues	144	432	346	(67)%	25 %
Total revenues	5,391	5,404	4,848	0 %	11 %
Research and development	10,299	11,495	8,421	(10)%	37 %
General and administrative	3,565	3,225	3,039	(11)%	6 %
Interest income	287	202	251	42 %	(20)%
Loss from discontinued operations	(89)	(133)	(57)	(33)%	133 %
Gain on disposition of discontinued operations, net of taxes	62	4	1,902	*	*

* Calculation not meaningful.

Our revenues in 2005 are derived principally from royalties and, to a lesser extent, contract revenues.

Royalties increased in 2005 by $275,000 or 6% to $5,247,000 from $4,972,000 in 2004. This increase was due mainly to a 20% increase in royalties on sales of Carac, a topical prescription treatment for actinic keratoses which was sold by our marketing partner, Dermik Laboratories, a sanofi-aventis company. Royalties on sales of Retin-A Micro, a topical prescription treatment for acne which is marketed by Ortho Neutrogena, a Johnson & Johnson company, were essentially flat with the prior year. The increase in royalties in 2004 from 2003 of $470,000 or 10%, to $4,972,000 related to a 10% increase in royalties earned on sales of Retin-A Micro by Ortho Neutrogena, a Johnson and Johnson company, as well as a 12% increase in royalties earned on sales of Carac, by Dermik. We sold our rights to the royalty income from these products in January 2006 (See previous discussion in Company Overview).

Contract revenues decreased in 2005 by $288,000 or 67% to $144,000 from $432,000 in 2004 as a result of fewer collaborative research and development programs as we focused our efforts on the development of APF530 for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting. Contract revenues increased by $86,000 or 25% in 2004 compared with 2003 mainly due to the initiation of a new collaborative research and development arrangement in 2004.

Research and development expense in 2005 decreased by $1,196,000 or 10% to $10,299,000 from $11,495,000 in 2004. During 2005, we successfully completed a Phase 2 clinical trial in the U.S. involving 45 patients, using APF530 for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting, and began preparations for a Phase 3 study. The decrease in expense from 2005 to 2004 is due to the fact that in 2004 we incurred higher expenses on toxicology studies and performed a Phase 2 study using APF112, our product candidate for post-surgical pain management, as well as a Phase 1 study using APF530. Research and development expense increased in 2004 compared to 2003 by $3,074,000, or 37% to

$11,495,000 due mainly to the completion in 2004 of the Phase 2 clinical trial of APF112 and the Phase 1 study on APF530. Research and development expenses are expected to increase in 2006 as we conduct our Phase 3 clinical trial using APF530.

The scope and magnitude of future research and development expenses are difficult to predict at this time given the number of studies that will need to be conducted for any of our potential products. In general, biopharmaceutical development involves a series of steps, beginning with identification of a potential target, and includes proof of concept in animals and Phase 1, 2 and 3 clinical studies in humans. Each step of this process is typically more expensive than the previous one, so success in development results in increasing expenditures. Our research and development expenses currently include costs for scientific personnel, animal studies, human clinical trials, supplies, equipment, consultants, overhead allocation and sponsored research at academic and research institutions.

Products in Development

We have a number of product candidates in various stages of development. The following table sets forth the current opportunities for our own portfolio of product candidates, the compound selected, the delivery time and the status.

Current Opportunities

Product Portfolio	Drug	Market Size	Delivery Duration	Status
APF530—Anti-nausea (chemotherapy)	Granisetron	$ 1 billion	Short-term	Phase 3
APF112—Acute pain relief (surgical/orthopedic)	Mepivacaine	$ 2 billion	Short-term	Phase 2
APF328—Anti-inflammatory (surgical/orthopedic)	Meloxicam	$1.5 billion	Medium-term	Pre-IND
APF505—Anti-inflammatory (osteoarthritis)	Meloxicam	$3.5 billion	Long-term	Pre-IND

The major components of research and development expenses for 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Internal research and development costs	$ 5,197	$ 5,315	$4,869
APF530	3,551	2,739	229
APF112	—	2,422	2,759
External raw material supplies, polymer manufacturing and scale-up, and miscellaneous costs	1,551	1,019	564
	$10,299	$11,495	$8,421

Internal general research and development costs include employee salaries and benefits, laboratory supplies, depreciation, and allocation of overhead. External polymer development on clinical and preclinical programs includes expenditures on technology and product development, preclinical and clinical evaluations, regulatory and toxicology consultants, and polymer manufacturing, all of which are performed on our behalf by third parties.

General and administrative expense increased by $340,000 or 11% in 2005 to $3,565,000 from $3,225,000 in 2004 due primarily to expenses associated with the financing activities which we completed in January 2006. General and administrative expense increased in 2004 by $186,000 or 6% from 2003 due to an increase in professional fees primarily as a result of the new audit requirements under the Sarbanes-Oxley Act of 2002. General and administrative expense includes salaries and related expenses, professional fees, directors' fees, investor relations costs, insurance expense and the related overhead cost allocation. General and administrative expense for 2006 is expected to remain consistent with 2005.

Interest income consists primarily of income earned on our invested cash, cash equivalents and marketable securities. Interest income increased by $85,000 or 42% in 2005 to $287,000 compared with $202,000 in 2004 due to higher interest rates. Interest income decreased in 2004 by $49,000 compared to 2003 due to lower interest rates on investments in 2004.

On February 13, 2003, we completed the sale of certain assets of our Analytical Standards division to GFS Chemicals, Inc. ("GFS"), a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million on closing, and are entitled to receive royalties on sales of Analytical Standards products for a period of five years following the sale at rates ranging from 15% to 5%. The net present value of the guaranteed minimum royalties is included in the gain on disposition of these assets.

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and associated assets ("cosmeceutical and toiletry business") to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc. We received $25 million on closing and were entitled to receive further earnout amounts for the subsequent three years, the amounts of which were dependent on the performance of the business sold.

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer's combined sales of products to Ortho Neutrogena and Dermik ("Gross Profit Guaranty"). The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit.

Income (loss) from discontinued operations represents the income (loss) attributable to our Analytical Standards division through the date of sale and the income (loss) attributable to our Analytical Standards division and our cosmeceutical and toiletries business. For the year 2005, the net loss from discontinued operations of $89,000 primarily related to the gross profit guarantee owed under the RP Scherer agreement compared to $133,000 in 2004 and $57,000 in 2003 which related to the gross profit guarantee offset by a recovery of bad debt and a tax refund received.

The gain on disposition of discontinued operations recorded in 2003 of $1,902,000 relates to the gain on the sale of our Analytical Standards division.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities decreased by $7,787,000 to $5,809,000 at December 31, 2005 from $13,596,000 at December 31, 2004.

Net cash used in continuing operating activities for the years ended December 31, 2005, 2004 and 2003 was $7,652,000, $7,526,000 and $5,919,000, respectively. Net cash used in continuing operating activities relates primarily to funding operations and changes in deferred revenue offset by depreciation. The increase in net cash used in continuing operating activities in 2005 was primarily due to the timing of payments on toxicology studies and research and development expenses associated with the Phase 2 study on APF530 compared with payments for the cost of the Phase 2 study in 2004 on APF112 for the treatment of post-surgical pain and the Phase 1 clinical trial on APF530. The increase in net cash used in continuing operating activities for 2004 compared with 2003 was primarily due to increased research and development expenses resulting from the completion of the Phase 2 human clinical studies for APF112 as well as the completion of the Phase 1 clinical trial of APF530.

The cash provided by discontinued operations of $125,000 and $99,000 in 2005 and 2004, respectively, relates to the royalties received from GFS for sales of Analytical Standards products. The cash used in discontinued operations in 2003 of $413,000 relates to cash used in Analytical Standards division operations, severance payments and payments of the gross profit guarantee to RP Scherer, partially offset by royalties received from GFS.

Net cash provided by investing activities for the year ended December 31, 2005 was $5,088,000 compared with net cash used in investing activities for the year ended December 31, 2004, of $1,572,000 and net cash provided by investing activities of $3,064,000 in the year ended December 31, 2003. The increase in net cash provided by investing activities in 2005 compared with net cash used in investing activities in 2004 was primarily due to decreased purchases of marketable securities and increased sales of marketable securities. The proceeds received in 2003 of $2,142,000 related to the sale of our Analytical Standards division.

Our financing activities provided us with $119,000, $12,012,000 and $83,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The net cash provided by financing activities in 2004 primarily relates to the issuance of 4,153,335 shares of common stock at $3.00 per share in June 2004. The net cash provided by financing activities in 2005 and 2003 was primarily related to proceeds from issuances of shares under the Employee Stock Purchase Plan and stock option plans.

To date, we have financed our operations including technology and product research and development, primarily through royalties received on sales of Retin-A Micro and Carac, income from collaborative research and development fees, the proceeds received from the sales of our Analytical Standards division and our cosmeceutical and toiletry business, the sale of common stock in June 2004, and interest earned on short-term investments. In January 2006, we sold the rights to our interest in the royalty income from Retin-A Micro and Carac for $25 million plus additional payments totaling $5 million which will be made based on the satisfaction of certain pre-determined milestones over the next four years. Our existing cash and cash equivalents, marketable securities, collections of accounts receivable, together with interest income and other revenue-producing activities including license and option fees and research and development fees, are expected to be sufficient to meet our cash needs for at least the next year. It is possible that we will seek additional financing within this timeline through debt or equity financing, the sale of certain assets and technology rights, collaborative agreements or other arrangements.

Our future capital requirements will depend on numerous factors including, among others, our ability to enter into collaborative research and development and licensing agreements; progress of product candidates in preclinical and clinical trials; investment in new research and development programs; time required to gain regulatory approvals; resources that we devote to self-funded products; potential acquisitions of technology, product candidates or businesses; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology.

Our capital resources will be unable to meet our long term capital requirements. We are actively seeking partners in the U.S. and abroad to take over the funding of the Phase 3 clinical trial of APF530, and to commercialize the product upon approval by the FDA. If we are unable to reach terms with a partner, we will have to raise additional funds. We may be unable to raise sufficient additional capital when we need it or to raise capital on favorable terms. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that could restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to us or our stockholders. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

Below is a summary of fixed payments related to certain contractual obligations (in thousands). This table excludes amounts already recorded on our balance sheet as current liabilities at December 31, 2005.

	Total	Less Than 1 year	1-3 years	3-5 years	More Than 5 years
Operating Leases[1]	$2,495	$474	$947	$990	$84
Total	$2,495	$474	$947	$990	84

1 See Note 7 "Commitments" in the Notes to Financial Statements of Part II, Item 8 of this Form 10-K for more information.

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer's combined sales of products to Ortho Neutrogena and Dermik ("Gross Profit Guaranty"). The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit. The Gross Profit Guaranty expense totaled $629,000 for the first five guaranty years and in those years did not include two consecutive periods where the combined gross profit on sales to Ortho and Dermik equaled or exceeded the guaranteed gross profit. Therefore, we expect the Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 per year for the remainder of the guaranty period.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the presentation in 2005. Amortization of premium/discount and accretion of marketable securities in the prior years have been reclassified from investing activities to operating activities on the statement of cash flows.

Off-Balance-Sheet Arrangements

As of December 31, 2005, we did not have any off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS 123R, Statement No. 123R "Share-Based Payment", which is a revision of FASB Statements No. 123 and 95. SFAS 123R requires all share-based payments to employees and directors, including employee stock options, to be recognized as a cost in the financial statements based on their fair values. SFAS 123R must be adopted effective the beginning of the first fiscal year beginning after June 15, 2005. This statement permits public companies to adopt its requirements using one of two methods; (i) the "modified-prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date; or (ii) the "modified-retrospective" method which includes the requirements of the modified-prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We will adopt SFAS 123R effective January 1, 2006 using the modified-prospective method. We expect the adoption of SFAS 123R will have a material adverse impact on our results of operations, although it will have no impact on our overall liquidity. We cannot reasonably estimate the impact of adoption because it will depend on levels of share-based payments granted in the future as well as certain assumptions that can materially affect the calculation of the value of share-based payments to employees and directors. However, had we adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and pro forma loss per common share in Note 2 of Notes to Financial Statements included under Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments. We manage our interest rate risk by maintaining an investment portfolio primarily consisting of debt instruments of high credit quality and relatively short average maturities. We also manage our interest rate risk by maintaining sufficient cash and cash equivalents such that we are typically able to hold our investments to maturity. The interest rates as of December 31, 2005 and 2004 were 3.78% and 2.20%, respectively. At December 31, 2005 and 2004, respectively, our cash equivalents and marketable securities include corporate and other debt securities as follows: (in thousands)

December 31,	2005	2004
Available-for-sale:		
Effective maturity of less than 3 months	$ 456	$ 2,228
Due after 3 months and less than 1 year	3,541	10,486
Due after 1 year and less than 5 years	1,478	—
Total available-for-sale	$5,475	$12,714

Notwithstanding our efforts to manage interest rate risks, there can be no assurances that we will be adequately protected against the risks associated with interest rate fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
A.P. Pharma, Inc.

We have audited the accompanying balance sheets of A.P. Pharma, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.P. Pharma, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 24, 2006

A.P. PHARMA, INC.
BALANCE SHEETS
(in thousands except par value and shares)

December 31,	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 790	$ 3,110
Marketable securities	5,019	10,486
Accounts receivable	1,519	1,506
Prepaid expenses and other current assets, less allowance for doubtful note receivable of $394 at December 31, 2005 and 2004	320	394
Total current assets	7,648	15,496
Property and equipment, net	1,164	1,235
Other long-term assets	157	283
Total Assets	$ 8,969	$ 17,014
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 614	$ 697
Accrued expenses	1,904	2,003
Accrued disposition costs	248	160
Total current liabilities	2,766	2,860
Commitments		
Stockholders' Equity:		
Preferred stock, 2,500,000 shares authorized; none issued or outstanding at December 31, 2005 and 2004	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 25,279,970 and 25,033,919 issued and outstanding at December 31, 2005 and 2004, respectively	253	250
Additional paid-in capital	98,995	98,739
Accumulated other comprehensive loss	(16)	(16)
Accumulated deficit	(93,029)	(84,819)
Total Stockholders' Equity	6,203	14,154
Total Liabilities and Stockholders' Equity	$ 8,969	$ 17,014

See accompanying notes to financial statements.

A.P. PHARMA, INC.
STATEMENTS OF OPERATIONS
(in thousands except per share data)

Year Ended December 31,	2005	2004	2003
REVENUES			
Royalties	$ 5,247	$ 4,972	$ 4,502
Contract revenues	144	432	346
Total revenues	5,391	5,404	4,848
EXPENSES			
Research and development	10,299	11,495	8,421
General and administrative	3,565	3,225	3,039
Operating loss	(8,473)	(9,316)	(6,612)
Interest income	287	202	251
Other income, net	3	22	153
Loss from continuing operations	(8,183)	(9,092)	(6,208)
Loss from discontinued operations	(89)	(133)	(57)
Gain on disposition of discontinued operations, net of taxes	62	4	1,902
Net loss	$ (8,210)	$ (9,221)	$ (4,363)
Basic and diluted loss per share:			
Loss from continuing operations	$ (0.33)	$ (0.40)	$ (0.30)
Net loss	$ (0.33)	$ (0.40)	$ (0.21)
Weighted average common shares outstanding—basic and diluted	25,118	22,909	20,553

See accompanying notes to financial statements.

A.P. PHARMA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

For the Years Ended December 31, 2005, 2004 and 2003	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
BALANCE, DECEMBER 31, 2002	20,467	$205	$86,413	$(71,235)	$ 76	$15,459
Comprehensive loss:						
Net loss	—	—	—	(4,363)	—	(4,363)
Net unrealized loss on marketable securities	—	—	—	—	(59)	(59)
Comprehensive loss						(4,422)
Common stock issued upon exercise of stock options	14	—	22	—	—	22
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	86	1	112	—	—	113
Stock based compensation related to stock options granted to non-employees	—	—	30	—	—	30
Common stock issued to employees under the Employee Stock Purchase Plan	75	—	61	—	—	61
BALANCE, DECEMBER 31, 2003	20,642	$206	$86,638	$(75,598)	$ 17	$11,263
Comprehensive loss:						
Net loss	—	—	—	(9,221)	—	(9,221)
Net unrealized loss on marketable securities	—	—	—	—	(33)	(33)
Comprehensive loss						(9,254)
Common stock issuance, net of issuance costs	4,153	41	11,715	—	—	11,756
Common stock issued upon exercise of stock options	69	1	150	—	—	151
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	52	1	116	—	—	117
Expenses associated with stock options granted to non-employees	—	—	16	—	—	16
Common stock issued to employees under the Employee Stock Purchase Plan	118	1	104	—	—	105
BALANCE, DECEMBER 31, 2004	25,034	$250	$98,739	$(84,819)	$(16)	$14,154
Net loss and comprehensive loss	—	—	—	(8,210)	—	(8,210)
Common stock issued upon exercise of stock options	15	—	22	—	—	22
Fair value of stock based compensation issued to directors for services and to employees for restricted stock awards	145	2	135	—	—	137
Stock based compensation related to stock options granted to non-employees	—	—	4	—	—	4
Common stock issued to employees under the Employee Stock Purchase Plan	86	1	95	—	—	96
BALANCE, DECEMBER 31, 2005	25,280	$253	$98,995	$(93,029)	$(16)	$ 6,203

See accompanying notes to financial statements.

A.P. PHARMA, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

For the Year Ended December 31,	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(8,210)	$ (9,221)	$(4,363)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss from discontinued operations	89	133	57
Gain on disposition of discontinued operations	(62)	(4)	(1,902)
Loss (Gain) on sale of marketable securities	4	(2)	(1)
Depreciation and amortization	387	381	432
Recovery of note receivable	—	(18)	(24)
Stock-based compensation	140	133	143
Amortization of premium/discount and accretion of marketable securities	59	249	221
Loss on retirements and disposals of fixed assets	—	7	16
Changes in operating assets and liabilities:			
Accounts receivable	(83)	(287)	(122)
Prepaid expenses and other current assets	74	58	(130)
Other long-term assets	132	184	(277)
Accounts payable	(83)	221	209
Accrued expenses	(99)	830	227
Deferred revenue	—	(190)	(405)
Net cash used in continuing operating activities	(7,652)	(7,526)	(5,919)
Cash provided by (used in) discontinued operations	125	99	(413)
Net cash used in operating activities	(7,527)	(7,427)	(6,332)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from disposition of discontinued operations	—	—	2,142
Purchases of property and equipment	(316)	(193)	(251)
Purchases of marketable securities	(8,126)	(12,838)	(6,720)
Maturities of marketable securities	7,935	9,577	6,650
Sales of marketable securities	5,595	1,882	1,243
Net cash provided by (used in) investing activities	5,088	(1,572)	3,064
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the issuance of common stock, net of issuance costs	—	11,756	—
Proceeds from the exercise of common stock options	22	151	22
Proceeds from issuance of shares under the Employee Stock Purchase Plan	96	105	61
Proceeds from issuance of restricted stock	1	—	—
Net cash provided by financing activities	119	12,012	83
Net decrease (increase) in cash and cash equivalents	(2,320)	3,013	(3,185)
Cash and cash equivalents at the beginning of the year	3,110	97	3,282
Cash and cash equivalents at the end of the year	$ 790	$ 3,110	$ 97
Supplemental Cash Flow Data:			
Cash paid for interest	$ 4	$ 5	$ 4

See accompanying notes to financial statements.

NOTE 1 BUSINESS

A.P. Pharma, Inc. (APP, the Company, we, our, or us) is developing patented polymer-based delivery systems to enhance the safety and effectiveness of pharmaceutical compounds. New products and technologies under development include bioerodible polymers for injectable and implantable drug delivery. Projects have also been conducted under feasibility and development arrangements with pharmaceutical and biotechnology companies.

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets ("cosmeceutical and toiletry business") to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc. As a result of this transaction, our Statements of Operations reflect the receipt of certain earnout payments and the payment of certain contractual obligations in the gain from disposition of discontinued operations (see Note 10).

On February 13, 2003, we completed the sale of our Analytical Standard division to GFS Chemicals, Inc. ("GFS"), a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million and are entitled to receive royalties on sales of Analytical Standards products of 15% for the first year, 10% for the second through fourth years, and 5% for the fifth year. The net present value of the guaranteed minimum royalties is included in the gain on disposition of discontinued operations (see Note 10).

On January 18, 2006 we sold our rights to royalties on sales of Retin-A Micro® and Carac® for up to $30 million, of which $25 million was received at closing. See Note 15 "Subsequent Event".

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

We consider all marketable securities that have original maturities, from the date of purchase, of less than three months to be cash equivalents. Investments with maturities of three months and longer from the date of purchase are classified as marketable securities. Investments consist primarily of commercial paper, bankers' acceptances, master notes and corporate debt securities. We have classified all our investments in certain debt securities as "available-for-sale", and, therefore, they are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. If the estimated fair value of a security is below its carrying value, we evaluate whether we have the intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value and whether evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If the impairment is considered to be other-than-temporary, the security is written down to its estimated fair value. Other-than-temporary declines in estimated fair value of all marketable securities are charged to "other income, net." The cost of all securities sold is based on the specific identification method.

Financial Instruments

The carrying values of the Company's financial instruments, including marketable securities, accounts receivable and accrued liabilities, approximate their respective fair values due to their short maturities.

Allowance for Note Receivable

An allowance was recorded for a note receivable at such time as management determined that collection was not reasonably assured. Interest income under the terms of note receivable agreement is recorded when cash is received or collectibility is reasonably assured. The note receivable, net of the related allowance, is included in prepaid expenses and other current assets in the accompanying balance sheet.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: equipment and machinery, 3 to 5 years; furniture and fixtures, 5 years; and leasehold improvements, 12 years, which is the shorter of the respective lease terms or the respective useful lives of the leasehold improvements.

Long-Lived Assets

As circumstances dictate, we evaluate whether changes have occurred that would require us to consider whether those assets have been impaired. Recoverability of assets to be held and used is determined by comparing the undiscounted net cash flows of long-lived assets to their respective carrying values. If such assets are considered to be impaired, the amount of impairment to be recognized is measured based on the projected discounted cash flows using an appropriate discount rate.

Stock-Based Compensation

We have elected to account for stock-based compensation related to employees using the intrinsic value method. Accordingly, except for stock options issued to non-employees and restricted stock awards to employees and directors, no compensation cost has been recognized for our stock option plans and stock purchase plan because stock option exercise prices have historically equalled the per share fair values of the underlying common stock. Compensation related to options granted to non-employees is periodically remeasured as earned.

In accordance with FAS No. 123, "Accounting for Stock-Based Compensation," as amended by FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," we have provided, below, the pro forma disclosures of the effect on net loss and net loss per share as if FAS No. 123 had been applied in measuring compensation expense for all periods presented (in thousands) (see Note 8 "Stockholders' Equity"):

	2005	2004	2003
Net loss—as reported	$(8,210)	$(9,221)	$(4,363)
Add:			
Stock-based employee compensation expense for restricted stock awards	24	—	—
Deduct:			
Stock-based employee compensation expense determined under FAS 123	(360)	(400)	(397)
Net loss—pro-forma	$(8,546)	$(9,621)	$(4,760)
Basic and diluted net loss per common share—as reported	$ (0.33)	$ (0.40)	$ (0.21)
Basic and diluted net loss per common share—pro-forma	$ (0.34)	$ (0.42)	$ (0.23)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS 123R, Statement No. 123R "Share-Based Payment", which is a revision of FASB Statements No. 123 and 95. SFAS 123R requires all share-based payments to employees, including employee stock options, to be recognized as a cost in the financial statements based on their fair values. SFAS 123R must be adopted effective the beginning of the first fiscal year beginning after June 15, 2005. This statement permits public companies to adopt its requirements using one of two methods; (i) the "modified-prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date; or the "modified-retrospective" method which includes the requirements of the modified-prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. We will adopt SFAS 123R effective January 1, 2006 using the modified-prospective method. We expect the adoption of SFAS 123R will have a material adverse impact on our results of operations, although it will have no impact on our overall liquidity. We cannot reasonably estimate the impact of adoption because it will depend on levels of share-based payments granted in the future as well as certain assumptions that can materially affect the calculation of the value of share-based payments to employees and directors. However, had we adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and pro forma loss per common share in the Stock-Based Compensation section above.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates were made relating to useful lives of fixed assets, valuation allowances, impairment of assets and accruals. Actual results could differ materially from those estimates.

Revenue Recognition

Our revenue arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are considered separately for each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Royalties

Royalties from licenses are based on third-party sales of licensed products or technologies and recorded as earned in accordance with contract terms when third-party results can be reliably determined and collectibility is reasonably assured.

Generally, contractually required minimum royalties are recorded ratably throughout the contractual period. Royalties in excess of minimum royalties are recognized as earned when the related product is shipped to the end customer by our licensees based on information provided to us by our licensees.

Contract Revenues

Contract revenues also relate to research and development arrangements that generally provide for the company to invoice research and development fees based on full-time equivalent hours for each project. Revenues from these arrangements are recognized as the related development services are rendered. These revenues approximate the costs incurred.

License Fees

We have licensing agreements that generally provide for periodic minimum payments, royalties, and/or non-refundable license fees. These licensing agreements typically require a non-refundable license fee and allow our partners to sell our proprietary products in a defined field or territory for a defined period. The license agreements provide for APP to earn future revenue through royalty payments. These non-refundable license fees are initially reported as deferred revenues and recognized as revenues over the estimated life of the product to which they relate as we have continuing involvement with licensees until the related product is discontinued or the related patents expire, whichever is earlier. Revenue recognized from deferred license fees is classified as license fees in the accompanying statements of operations. License fees received in connection with arrangements where we have no continuing involvement are recognized as license fees when the amounts are received or when collectibility is assured, whichever is earlier. No such fees were recorded during the years ended December 31, 2005, 2004 and 2003.

A milestone payment is a payment made by a third party or corporate partner to us upon the achievement of a predetermined milestone as defined in a legally binding contract. Milestone payments are recognized as license fees when the milestone event has occurred and we have completed all milestone related services such that the milestone payment is currently due and is non-refundable. No such fees were recorded during the years ended December 31, 2005, 2004 and 2003.

Research and Development

Research and development consists of costs incurred for Company-sponsored and collaborative research and development expenses. These costs consist primarily of employee salaries and other personnel-related expenses, facility-related expenses, lab consumables, polymer development manufacturing, clinical and pre-clinical related services performed by clinical research organizations, research institutions and other outside service providers.

Expenses related to clinical trials generally are accrued based on the level of patient enrollment and services performed by the clinical research organization or related service provider according to the protocol. The Company monitors patient enrollment levels and related activity to the extent possible and adjusts estimates accordingly.

Research and development expenses under collaborative agreements approximate the revenue recognized, excluding milestone and up-front payments received under such arrangements.

Net Loss Per Share

Basic and diluted net loss per share is computed based on the weighted-average number of common shares outstanding. Diluted net loss per share is not presented separately as the Company is in a net loss position and including potentially dilutive securities in the net loss per share computation would be anti-dilutive. See Note 9 "Net Loss Per Share".

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. We invest excess cash in a variety of high grade short-term, interest-bearing securities. This diversification of risk is consistent with our policy to ensure safety of principal and maintain liquidity.

Approximately 95% and 96% of the accounts receivables were concentrated with two customers in the pharmaceutical industry as of December 31, 2005 and 2004, respectively. Approximately 97%, 92% and 93% of total revenue were concentrated with two customers for the years ended December 31, 2005, 2004 and 2003. To reduce credit risk, we perform ongoing credit evaluations of our customers' financial condition. We do not generally require collateral for customers with accounts receivable balances. As we sold our rights to royalties on sales of Retin-A Micro and Carac on January 18, 2006 (see Note 15 "Subsequent Event"), we will not have royalty revenue receivables in the future.

Segment and Geographic Information

Our operations are confined to a single business segment, the design and commercialization of polymer technologies for pharmaceutical and other applications. Substantially all of our revenues are derived from customers within the United States.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the presentation in 2005. Amortization of premium/discount and accretion of marketable securities in the prior years have been reclassified from investing activities to operating activities on the Statements of Cash Flows.

NOTE 3 CASH EQUIVALENTS AND MARKETABLE SECURITIES

We consider all of our investments in debt securities as available-for-sale and, accordingly, we have recorded these investments at fair value. Realized losses totaled $4,000 for the year ended December 31, 2005. Realized gains totaled $2,000 and $1,000 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2005 and 2004, the amortized cost and estimated market value of investments in debt securities and cash equivalents are set forth in the tables below:

December 31, 2005 (in thousands)	Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Available-for-sale:				
Corporate debt securities	$1,809	$—	$ (6)	$1,803
Asset-backed securities	1,484	—	(5)	1,479
Government debt securities	996	—	(4)	992
Other debt securities	1,202	—	(1)	1,201
Total available-for-sale	$5,491	$—	$(16)	$5,475

December 31, 2004 (in thousands)	Cost	Unrealized Gains	Unrealized Losses	Estimated Market Value
Available-for-sale:				
Corporate debt securities	$ 2,955	$ —	$ (7)	$ 2,948
Asset-backed securities	94	—	—	94
Government debt securities	7,750	—	(9)	7,741
Other debt securities	1,931	—	—	1,931
Total available-for-sale	$12,730	$ —	$ (16)	$12,714

The table below summarizes fair value disclosures at December 31 (in thousands):

	2005		2004	
	Cost	Fair Value	Cost	Fair Value
Cash equivalents	$ 456	$ 456	$ 2,228	$ 2,228
Marketable securities	5,035	5,019	10,502	10,486
Totals	$ 5,491	$5,475	$12,730	$12,714

The cost and estimated fair value of available-for-sale debt securities as of December 31, 2005, by contractual maturity, consisted of the following (in thousands):

	Cost	Estimated Market Value
Available-for-sale:		
Due in one year or less	$4,008	$3,997
Due in more than one year but less than 5 years	1,483	1,478
Total available-for-sale	$5,491	$5,475

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31, (in thousands)	2005	2004
Leasehold improvements	$ 1,359	$ 1,359
Furniture and equipment	2,641	2,373
Total property and equipment	4,000	3,732
Accumulated depreciation and amortization	(2,836)	(2,497)
Property and equipment, net	$ 1,164	$ 1,235

Depreciation expense amounted to $387,000, $381,000 and $432,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 5 ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31, (in thousands)	2005	2004
Professional fees	$ 230	$ 126
Accrued salaries	226	198
Accrued bonus	378	232
Clinical studies	892	1,318
Other	178	129
Total	$ 1,904	$ 2,003

NOTE 6 LONG-TERM DEBT

In September 1995, we extinguished $2.5 million of Industrial Revenue Bonds through an "in-substance defeasance" transaction by placing approximately $2.5 million of United States government securities in an irrevocable trust to fund all future interest and principal payments. In accordance with the agreement, the investments held in the irrevocable trust shall be the exclusive source of all principal and interest payments and we have no liability for any shortfall in payments due. In addition, we have relinquished all rights with respect to the amounts held in the trust. The defeased debt balance outstanding of $2.5 million as of December 31, 2004 was repaid on January 15, 2005 using the proceeds from the maturities of the United States government securities held in the irrevocable trust. The bond liability and related assets held in trust are not reflected in the accompanying balance sheets.

NOTE 7 COMMITMENTS

We lease office and laboratory space and certain office equipment under operating lease arrangements. Our office and laboratory space leases expire in 2011. Our future minimum lease payments under these noncancelable operating leases for facilities and equipment are as follows (in thousands):

Year Ending December 31,	Minimum Payments
2006	$ 474
2007	474
2008	473
2009	488
2010	502
Thereafter	84
	$2,495

Total rental expense for facilities and equipment was $492,000, $501,000 and $667,000 for 2005, 2004 and 2003, respectively.

As part of the sale of our cosmeceutical and toiletry business to RP Scherer Corporation in July 2000, we guaranteed a minimum gross profit percentage on RP Scherer's sales of products to Ortho Neutrogena and Dermik (See Note 10 "Discontinued Operations").

NOTE 8 STOCKHOLDERS' EQUITY

Shareholders' Rights Plan

On August 19, 1996, the Board of Directors approved a Shareholders' Rights Plan under which shareholders of record on September 3, 1996 received a dividend of one Preferred Stock purchase right ("Rights") for each share of common stock outstanding. The Rights were not exercisable until 10 business days after a person or group acquired 20% or more of the outstanding shares of common stock or announced a tender offer that could have resulted in a person or group beneficially owning 20% or more of the outstanding shares of common stock (an "Acquisition") of the Company. The Board of Directors approved an increase in threshold to 30% in December 1997. Each Right, should it become exercisable, will entitle the holder (other than acquirer) to purchase company stock at a discount. The Board of Directors may terminate the Rights plan or, under certain circumstances, redeem the rights.

In the event of an Acquisition without the approval of the Board, each Right will entitle the registered holder, other than an acquirer and certain related parties, to buy at the Right's then current exercise price a number of shares of common stock with a market value equal to twice the exercise price.

In addition, if at the time when there was a 30% shareholder, we were to be acquired by merger, shareholders with unexercised Rights could purchase common stock of the acquirer with a value of twice the exercise price of the Rights.

The Board may redeem the Rights for $0.01 per Right at any time prior to Acquisition. Unless earlier redeemed, the Rights will expire on August 19, 2006.

In June 2004, we sold 4,153,335 shares of common stock at a price of $3.00 per share, for net proceeds of approximately $11.8 million, after deducting placement fees and costs associated with the offering. The shares were offered under our shelf registration statement on Form S-3.

Stock-Based Compensation Plans

We have two types of stock-based compensation plans, which consist of a stock purchase plan and two stock option plans.

In 1997, our stockholders approved our 1997 Employee Stock Purchase Plan (the "Plan"). In May 2005 the stockholders authorized the increase in shares reserved for issuance under the Plan by 150,000 to 650,000 to our employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can elect to have up to a maximum of 10 percent of their base earnings withheld to purchase our common stock. The purchase price of the stock is 85 percent of the lower of the closing prices for our common stock on: (i) the first trading day in the enrollment period, as defined in the Plan, in which the purchase is made, or (ii) the purchase date. The length of the enrollment period may not exceed a maximum of 24 months. Enrollment dates are the first business day of May and November and the first enrollment date was April 30, 1997. Approximately 57 percent of eligible employees participated in the Plan in 2005. Under the Plan, we issued 86,449 shares in 2005, 118,062 shares in 2004 and 74,746 shares in 2003. The weighted average fair value of purchase rights granted during 2005, 2004 and 2003 was $0.70, $0.51 and $0.50, respectively. The weighted average exercise price of the purchase rights exercised during 2005, 2004 and 2003 was $1.11, $0.89 and $0.82, respectively. We had 138,082, 74,531 and 92,593 shares reserved for issuance under the Plan at December 31, 2005, 2004 and 2003, respectively.

We have two current stock option plans for employees, officers, directors and consultants. We grant stock options under the 2002 Stock Incentive Plan ("2002 Plan") and the Non-Qualified Stock Plan. The Company is authorized to issue up to 1,300,000 shares under the 2002 Plan, 400,000 of which were approved in May 2005, and 250,000 shares under the Non-Qualified Stock Plan. The options to purchase our common stock are granted with an exercise price which equals fair market value of the underlying common stock on the grant dates, and expire no later than ten years from the date of grant. The options are exercisable in accordance with vesting schedules that generally provide for them to be fully vested and exercisable four years after the date of grant. Any shares that are issuable upon exercise of options granted under the 2002 Plan and the Non-Qualified Stock Plan that expire or become unexercisable for any reason without having been exercised in full are available for future grant and issuance under the same stock option plan.

We granted options to purchase common stock to consultants from time to time in exchange for services rendered and these options vest over a period of two to four years. No options were granted to consultants in 2005. We recorded compensation expense related to option grants to consultants of approximately $4,000, $16,000 and $30,000 in 2005, 2004 and 2003, respectively, which represents the fair market value of the portion of the awards that vested during 2005, 2004 and 2003. The unvested shares held by consultants have been and will be revalued using the Black-Scholes option pricing model at the end of each accounting period.

The following table summarizes option activity for 2005, 2004 and 2003:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,205,636	$3.60	2,108,605	$3.97	2,901,512	$4.54
Granted	182,000	1.61	383,500	2.04	182,500	1.26
Exercised	(15,057)	1.45	(68,448)	2.20	(13,570)	1.62
Expired or Forfeited	(206,613)	4.08	(218,021)	4.93	(961,837)	5.21
Outstanding at end of year	2,165,966	3.40	2,205,636	3.60	2,108,605	3.97
Options exercisable at year end	1,828,833		1,712,166		1,674,704	
Shares available for future grant at year end	538,741		320,961		286,669	
Weighted-average fair value of stock options granted during the year		$1.05		$1.12		$0.79

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00-$ 1.60	440,869	7.9 years	$1.29	248,933	$1.25
$1.63-$ 2.45	523,322	7.1	2.15	378,125	2.19
$2.50-$ 3.13	494,733	5.4	2.87	494,733	2.87
$3.34-$ 6.38	440,500	3.2	4.73	440,500	4.73
$6.81-$10.25	266,542	1.3	8.11	266,542	8.11
$1.00-$10.25	2,165,966	5.4	$3.40	1,828,833	$3.72

We have adopted the disclosure only provisions of FAS 123 "Accounting for Stock-Based Compensation." Accordingly, except for stock options issued to non-employees and restricted stock awards to employees, no compensation cost has been recognized for the various stock option plans and stock purchase plan. In March 2005, we granted 75,000 shares of restricted stock awards under the 2002 Plan to employees. The compensation cost that has been expensed in the statements of operations for the restricted stock awards issued to employees was $24,000 for 2005.

The table regarding the net loss and net loss per share included in Note 2, "Summary of Significant Accounting Policies," prepared in accordance with FAS 123 has been determined as if we had accounted for our employee stock options and employee stock purchase plan under the fair value method prescribed by FAS 123.

Fair values of awards granted under the stock option plans and employee stock purchase plan were estimated at grant or purchase dates using a Black-Scholes option pricing model. For pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period of the options using the straight line method. The multiple option approach is used to value the purchase rights granted under the employee stock purchase plan. We used the following assumptions:

Year Ended December 31,	2005	2004	2003
Expected life in years (from vesting date):			
Stock options	5	5	5
Employee Stock Purchase Plan	0.5 - 2	1.5 - 2	1.5 - 2
Discount rate:			
Stock options	4.0%	3.2%	3.2%
Employee Stock Purchase Plan	3.15% - 3.63%	1.47% - 2.55%	1.47% - 1.82%
Volatility:			
Stock options	78%	69%	85%
Employee Stock Purchase Plan	94% - 105%	65% - 147%	65% - 68%
Expected dividend yield	0%	0%	0%

Also in 2001, we modified the 1992 Stock Option Plan to extend the exercise period of vested stock options upon employee termination, from up to 30 days after the date of termination to up to 90 days after the date of termination. We did not record compensation expense associated with this modification in 2005, 2004 and 2003, as the expense associated with the affected options exercised in 2005, 2004 and 2003 was $0. The number of stock options that may be affected in future periods was not estimable on the date of modification.

NOTE 9 NET LOSS PER SHARE

The following options and restricted stock awards were outstanding as of December 31, 2005, 2004 and 2003, but were not included in the computation of diluted net loss per share since inclusion of these potentially dilutive securities would have been anti-dilutive for the periods presented (in thousands):

	2005	2004	2003
Number of options outstanding	2,166	2,206	2,109
Number of restricted stock awards outstanding	75	—	—

NOTE 10 DISCONTINUED OPERATIONS

We completed the sale of certain assets of our Analytical Standards division as well as certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets ("cosmeceutical and toiletry business") in February 2003 and July 2000, respectively.

The Analytical Standards division and cosmeceutical and toiletry business are reported as discontinued operations for all periods presented in the accompanying Statements of Operations.

Income (loss) from discontinued operations represents the income (loss) attributable to our Analytical Standards division that was sold to GFS Chemicals on February 13, 2003 and changes in estimates of our cosmeceutical and toiletry business that was sold to RP Scherer on July 25, 2000, as follows (in thousands):

For the year ended December 31,	2005	2004	2003
ANALYTICAL STANDARDS DIVISION			
Income from Analytical Standards division	$ —	$ —	$ 8
	—	—	8
COSMECEUTICAL AND TOILETRY BUSINESS			
Recovery of doubtful account receivable	—	—	28
Change in estimates for professional fees, severance costs and guarantees	(89)	(133)	(103)
Change in estimate of provision for income taxes and tax refunds	—	—	10
	(89)	(133)	(65)
Total loss from discontinued operations	$(89)	$(133)	$ (57)

Revenues relating to the discontinued operations totaled $0, $0 and $127,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Gain on disposition of discontinued operations in the accompanying Statement of Operations for the year ended December 31, 2003 represents the gain on the sale of certain assets of our Analytical Standards division in February 2003.

The following table sets forth the Company's basic and diluted income (loss) per common share from discontinued operations excluding the gain on sale for the years ended December 31, 2005, 2004 and 2003:

For the year ended December 31,	2005	2004	2003
Basic income (loss) per common share from discontinued operations	$ *	$(0.01)	$ *
Diluted income (loss) per common share from discontinued operations	$ *	$(0.01)	$ *

* Less than ($0.00) per share

As of December 31, 2005, liabilities related to the discontinued operation in the amount of $248,000 include severance costs and accruals for gross profit guarantees. These liabilities are reported as accrued disposition costs in the accompanying balance sheets.

The cash provided by discontinued operations of $125,000 and $99,000 in 2005 and 2004, respectively, relates to the royalties received from GFS from sales of Analytical Standards products, partially offset by severance payments made to former employees who were terminated as a result of the sale of the Analytical Standards division. The cash used in discontinued operations in 2003 of $413,000 relates to cash used in Analytical Standards division operations, severance payments and payments of the gross profit guarantee to RP Scherer, partially offset by royalties received from GFS.

Analytical Standards Division

On February 13, 2003, we completed the sale of our Analytical Standards division to GFS Chemicals, Inc. ("GFS"), a privately held company based in Columbus, Ohio. In this transaction, we received $2.1 million on closing and are entitled to receive royalties on sales of Analytical Standards products for a period of five years following the sale at rates ranging from 5% to 15%. The net present value of the guaranteed minimum royalties is included in the gain on disposition of discontinued operations.

As a result of the sale of the Analytical Standards division, we recorded severance charges of $210,000 in the year ended December 31, 2003 as a partial offset to the gain on disposition of the Analytical Standards division. An increase to the estimated severance charges of $1,000 was recorded in 2005. Approximately $223,000 of these severance charges has been paid through December 31, 2005.

Cosmeceutical and Toiletry Business

On July 25, 2000, we completed the sale of certain technology rights for our topical pharmaceutical and cosmeceutical product lines and other assets ("cosmeceutical and toiletry business") to RP Scherer Corporation, a subsidiary of Cardinal Health, Inc.

Under the terms of the agreement with RP Scherer, we guaranteed a minimum gross profit percentage on RP Scherer's combined sales of products to Ortho Neutrogena and Dermik ("Gross Profit Guaranty"). The guaranty period commenced on July 1, 2000 and ends on the earlier of July 1, 2010 or the end of two consecutive guaranty periods where the combined gross profit on sales to Ortho and Dermik equals or exceeds the guaranteed gross profit. The Gross Profit Guaranty expense totaled $629,000 for the first five guaranty years. We expect the annual Gross Profit Guaranty payments to range from approximately $100,000 to $150,000 for the remainder of the guaranty period. As there is no minimum amount of Gross Profit Guaranty due, no accrual for the guaranty is estimable for future years. A liability of $242,000 related to the current amount due under the gross profit guarantees is included in accrued disposition costs as of December 31, 2005.

NOTE 11 DEFINED CONTRIBUTION PLAN

We have a defined contribution plan covering substantially all of our employees. In the past three calendar years, we made matching cash contributions equal to 50% of each participant's contribution during the plan year up to a maximum amount equal to the lesser of 3% of each participant's annual compensation or $6,300, $6,150 and $6,000 for 2005, 2004 and 2003, respectively, and such amounts were recorded as expense in the corresponding years. We may also contribute additional discretionary amounts to the defined contribution plan as we may determine. For the years ended December 31, 2005, 2004 and 2003, we contributed to the plan approximately $73,000, $86,000 and $64,000, respectively. No discretionary contributions have been made to the plan since its inception.

NOTE 12 INCOME TAXES

There is no provision for income taxes because we have incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

December 31,	2005	2004
Deferred Tax Assets:		
Net operating loss carryforwards	$ 26,500	$ 26,100
Research credits	2,300	2,000
Capitalized research expenses	100	200
Other	400	400
Total deferred tax assets	29,300	28,700
Valuation allowance	(29,300)	(28,700)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $600,000 and $1,500,000 and decreased by $100,000 during 2005, 2004 and 2003, respectively.

Deferred tax assets related to carryforwards at December 31, 2005 include approximately $2,900,000 associated with stock option activity related to nonqualified stock options for which any subsequently recognized tax benefits will be credited directly to stockholders' equity.

As of December 31, 2005, we had net operating loss carryforwards for federal income tax purposes of approximately $73,300,000 which expire in the years 2006 through 2025 and federal research and development tax credits of approximately $1,300,000 which expire in the years 2006 through 2025.

As of December 31, 2005, we had net operating loss carryforwards for state income tax purposes of approximately $26,000,000 which expire in the years 2012 through 2015 and state research and development tax credits of approximately $1,400,000 which do not expire.

Utilization of our net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and credits before utilization.

NOTE 13 SIGNIFICANT AGREEMENTS

Ortho Neutrogena Corporation

In May 1992, we entered into development and licensing and investment agreements with Ortho Neutrogena (formerly Ortho-McNeil Pharmaceutical Corporation) ("Ortho") for the development of retinoid products. The first product is a Microsponge® system entrapment of tretinoin (trans-retinoic acid or "t-RA"), a prescription acne drug product for which FDA approval was received in February 1997. A second product licensed to Ortho is a Microsponge entrapment of a retinoid to be used for the treatment of photodamaged skin.

In February 1995, we received $750,000 in prepaid royalties and an additional $750,000 as a milestone payment on the submission to the FDA of our New Drug Application ("NDA") for the tretinoin prescription acne treatment. The milestone payment was recognized as revenue upon receipt. The prepaid royalties of $750,000 were recorded as deferred revenue. In February 1997, upon receipt of approval from the FDA to market Retin-A Micro (tretinoin gel) microsphere for the treatment of acne, we received $3 million from Ortho, $1.5 million of which was a milestone payment that was recognized as revenue in 1997 and $1.5 million of which was prepaid royalties that was recorded as deferred revenue. As of December 31, 2005 and 2004, there were no amounts remaining in deferred revenue.

Dermik

In March 1992, we restructured a 1989 joint venture agreement with Dermik, a sanofi-aventis company. As part of the agreement, sanofi-aventis received certain exclusive marketing rights. Product applications included a 5-FU treatment for actinic keratoses. In 1998, this agreement was amended to give Dermik an exclusive worldwide license to Microsponge-entrapped 5-FU and to increase the royalty payable to us from 5% to 10%. In 1999, Dermik filed an NDA for this product and in 2000, received FDA marketing clearance for the product, which was launched under the trade name Carac in 2001. In 2003, A.P. Pharma regained rights to Carac from Dermik for all regions outside the U.S. and Canada. Dermik's exclusivity relating to Carac will continue as long as annual minimum royalty payments are made, governed by the life of our applicable patents, which continue until 2021.

On January 18, 2006 we sold our rights to royalties on sales of Retin-A Micro and Carac for up to $30 million, of which $25 million was received at closing. See Note 15 "Subsequent Event".

NOTE 14 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table presents summarized results of operations for each of our quarters in the years ended December 31, 2005 and 2004. These quarterly results are unaudited; however, in the opinion of management, such results have been prepared on the same basis as our audited financial information and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein.

Quarterly Results of Operations
(in thousands, except per share data)
(unaudited)

Year Ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 1,360	$ 1,250	$ 1,337	$ 1,444
Operating expenses	2,671	3,901	3,174	4,118
Interest income and other income, net	61	87	73	69
Loss from continuing operations	(1,250)	(2,564)	(1,764)	(2,605)
Discontinued operations	(6)	(44)	20	3
Net loss	(1,256)	(2,608)	(1,744)	(2,602)
Basic and diluted loss per common share:				
Loss from continuing operations	(0.05)	(0.10)	(0.07)	(0.10)
Net loss	(0.05)	(0.10)	(0.07)	(0.10)

Year Ended December 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 1,180	$ 1,284	$ 1,458	$ 1,482
Operating expenses	3,759	3,725	3,416	3,820
Interest and other, net	29	49	71	75
Loss from continuing operations	(2,550)	(2,392)	(1,887)	(2,263)
Discontinued operations	(49)	(52)	(34)	6
Net loss	(2,599)	(2,444)	(1,921)	(2,257)
Basic and diluted loss per common share:				
Loss from continuing operations	(0.12)	(0.11)	(0.08)	(0.09)
Net loss	(0.13)	(0.12)	(0.08)	(0.09)

NOTE 15 SUBSEQUENT EVENT

On January 18, 2006, we announced that we had sold our rights to royalties on sales of Retin-A Micro and Carac effective October 1, 2005 to an affiliate of the Paul Royalty Fund for up to $30 million.

Proceeds of $25 million were received upon the closing of the transaction and will be used primarily to fund pivotal clinical development of APF530, our drug candidate for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting. The remaining $5 million will be paid based on the satisfaction of certain predetermined milestones over the next four years.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures: We carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15(d)-15(e) of the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2005, the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level to timely alert them to material information relating to the Company required to be included in our Exchange Act filings.

(b) Changes in internal controls: During the quarter ended December 31, 2005, there have been no significant changes in our internal control over financial reporting that materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

APP incorporates by reference the information set forth under the caption "Information Concerning the Board of Directors and Executive Officers" of the Company's Proxy Statement (the "Proxy Statement") for the annual meeting of shareholders to be held on May 31, 2006.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. The Code of Ethics is posted on our website at http://www.appharma.com under the caption Investor Relations.

ITEM 11. EXECUTIVE COMPENSATION

We have incorporated by reference the information set forth under the caption "Executive Compensation" of the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company incorporates by reference the information set forth under the caption "Common Stock Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company incorporates by reference the information set forth under the caption "Certain Transactions" of the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company incorporates by reference the information set forth under the captions "Report of the Audit Committee," "Ratification of Selection of Independent Registered Public Accounting Firm" and "Fees Paid to Ernst & Young LLP" of the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The financial statements and supplementary data set forth in Part II of the 10-K Annual Report are included herein.

2. Financial Statement Schedules

Schedule II Valuation Accounts

All other schedules have been omitted because the information is not required or is not so material as to require submission of the schedule, or because the information is included in the financial statements or the notes thereto.

3. Exhibits

2.1-Copy of Asset Purchase Agreement between Registrant and RP Scherer South, Inc. dated June 21, 2000.[1]

3-A-Copy of Registrant's Certificate of Incorporation.[2]

3-B-Copy of Registrant's Bylaws.[2]

10-C-Registrant's 1992 Stock Plan dated August 11, 1992.[3]*

10-D-Registrant's 1997 Employee Stock Purchase Plan dated March 5, 1997.[4]*

10-E-Lease Agreement between Registrant and Metropolitan Life Insurance Company for lease of Registrant's executive offices in Redwood City dated as of November 17, 1997.[5]

10-N-Agreement with Johnson & Johnson dated April 14, 1992.[6]

10-X-Registrant's Non-Qualified Plan.

23.1-Consent of Independent Registered Public Accounting Firm.

31.1-Certification of Chief Executive Officer pursuant to Rules 13A-15(e) Promulgated under the Securities Exchange Act of 1934 as amended.

31.2-Certification of Chief Financial Officer pursuant to Rules 13A-15(e) Promulgated under the Securities Exchange Act of 1934 as amended.

32- Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(c) Exhibits

The Company hereby files as part of this Form 10-K the exhibits listed in Item 15(a)3 as set forth above.

[1] Filed as an Exhibit with corresponding Exhibit No. to Registrant's Form 8-K dated July 25, 2000, and incorporated herein by reference.

[2] Filed as an Exhibit with corresponding Exhibit No. to Registrant's Registration Statement on Form S-1 (Registration No. 33-15429) and incorporated herein by reference.

[3] Filed as Exhibit No. 28.1 to Registrant's Registration Statement on Form S-8 (Registration No. 33-50640), and incorporated herein by reference.

[4] Filed as an Exhibit No. 99.1 to Registrant's Registration Statement on Form S-8 (Registration No. 333-35151), and incorporated herein by reference.

[5] Filed as an Exhibit with corresponding Exhibit No. to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.

[6] Filed as an Exhibit with corresponding Exhibit No. to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, and incorporated herein by reference.

(d) Financial Statement Schedules

See Item 15(a)2 of this Form 10-K.

* Management Contract or Compensatory plans.

SIGNATURES

Pursuant to the requirement of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.P. PHARMA, INC.

By: /s/ Michael O'Connell

Michael O'Connell
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Michael O'Connell and Gordon Sangster, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael O'Connell Michael O'Connell	President and Chief Executive Officer (Principal Executive Officer)	March 31, 2006
/s/ Gordon Sangster Gordon Sangster	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2006
/s/ Paul Goddard Paul Goddard	Chairman of the Board of Directors	March 31, 2006
/s/ Stephen Drury Stephen Drury	Director	March 31, 2006
/s/ Peter Riepenhausen Peter Riepenhausen	Director	March 31, 2006
/s/ Toby Rosenblatt Toby Rosenblatt	Director	March 31, 2006
/s/ Gregory Turnbull Gregory Turnbull	Director	March 31, 2006
/s/ Dennis Winger Dennis Winger	Director	March 31, 2006
/s/ Robert Zerbe Robert Zerbe	Director	March 31, 2006

VALUATION AND QUALIFYING ACCOUNTS (in thousands)

	Beginning Balance	Additions Charged to Cost and Expense	Deductions, Write-Offs and Recoveries	Ending Balance
DECEMBER 31, 2005				
Accounts receivable, allowance for bad debt	$ —	$ —	$ —	$ —
Note receivable, allowance for doubtful note	$394	$ —	$ —	$394
DECEMBER 31, 2004				
Accounts receivable, allowance for bad debt	$ —	$ —	$ —	$ —
Note receivable, allowance for doubtful note	$413	$ —	$ 19	$394
DECEMBER 31, 2003				
Accounts receivable, allowance for bad debt	$ 28	$ —	$ 28	$ —
Note receivable, allowance for doubtful note	$437	$ —	$ 24	$413

FORM 10-K ANNUAL REPORT

2.1-Copy of Asset Purchase Agreement between Registrant and RP Scherer South, Inc. dated June 21, 2000.[1]

3-A-Copy of Registrant's Certificate of Incorporation.[2]

3-B-Copy of Registrant's Bylaws.[2]

10-C-Registrant's 1992 Stock Plan dated August 11, 1992.[3*]

10-D-Registrant's 1997 Employee Stock Purchase Plan dated March 5, 1997.[4*]

10-E-Lease Agreement between Registrant and Metropolitan Life Insurance Company for lease of Registrant's executive offices in Redwood City dated as of November 17, 1997.[5]

10-N-Agreement with Johnson & Johnson dated April 14, 1992.[6]

10-X-Registrant's Non-Qualified Stock Plan.

21-Proxy Statement for the Annual Meeting of Shareholders.[7]

23.1-Consent of Independent Registered Public Accounting Firm.

31.1-Certification of Chief Executive Officer pursuant to Rules 13A-15(e) Promulgated under the Securities Exchange Act of 1934 as amended.

31.2-Certification of Chief Financial Officer pursuant to Rules 13A-15(e) Promulgated under the Securities Exchange Act of 1934 as amended.

32-Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

1 Filed as an Exhibit with corresponding Exhibit No. to Registrant's Form 8-K dated July 25, 2000, and incorporated herein by reference.

2 Filed as an Exhibit with corresponding Exhibit No. to Registrant's Registration Statement on Form S-1 (Registration No. 33-15429) and incorporated herein by reference.

3 Filed as Exhibit No. 28.1 to Registrant's Registration Statement on Form S-8 (Registration No. 33-50640), and incorporated herein by reference.

4 Filed as an Exhibit No. 99.1 to Registrant's Registration Statement on Form S-8 (Registration No. 333-35151), and incorporated herein by reference.

5 Filed as an Exhibit with corresponding Exhibit No. to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.

6 Filed as an Exhibit with corresponding Exhibit No. to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, and incorporated herein by reference.

7 To be filed supplementally.

* Management Contract or Compensatory plans.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statement (Form S-3 No. 333-115163), of A.P. Pharma, Inc.,

2) Registration Statement (Form S-8 No. 333-06841), pertaining to the 1992 Stock Plan of A.P. Pharma, Inc.,

3) Registration Statement (Form S-8 No. 333-60585), pertaining to the 1992 Stock Plan of A.P. Pharma, Inc.,

4) Registration Statement (Form S-8 No. 333-35151), pertaining to the 1997 Employee Stock Purchase Plan of A.P. Pharma, Inc.,

5) Registration Statement (Form S-8 No. 333-90428), pertaining to the 2002 Equity Incentive Plan and Non-Qualified Stock Option Plan of A.P. Pharma, Inc., and

6) Registration Statement (Form S-8 No. 333-118546), pertaining to the 2002 Equity Incentive Plan and 1997 Employee Stock Purchase Plan of A.P. Pharma, Inc., and

7) Registration Statement (Form S-8 No. 333-127574), pertaining to the 2002 Equity Incentive Plan and 1997 Employee Stock Purchase Plan of A.P. Pharma, Inc.;

of our report dated February 24, 2006 with respect to the financial statements and schedule of A.P. Pharma, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 27, 2006

CERTIFICATIONS

I, Michael O'Connell, certify that:

1. I have reviewed this annual report on Form 10-K of A.P. Pharma, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ Michael O'Connell

Michael O'Connell
President and Chief Executive Officer

CERTIFICATIONS

I, Gordon Sangster, certify that:

1. I have reviewed this annual report on Form 10-K of A.P. Pharma, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ Gordon Sangster

Gordon Sangster
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of A.P. Pharma, Inc. (the "Company") on Form 10-K for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael O'Connell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael O'Connell

Michael O'Connell,
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of A.P. Pharma, Inc. (the "Company") on Form 10-K for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gordon Sangster, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gordon Sangster

Gordon Sangster,
Chief Financial Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

123 Saginaw Drive
Redwood City, California 94063
650-366-2626
Fax: 650-365-6490
http://www.appharma.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Palo Alto, California

LEGAL COUNSEL

Heller Ehrman, LLP
Menlo Park, California

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
877-282-1169
www.computershare.com
The transfer agent maintains shareholder records for A.P. Pharma, Inc. Please contact them directly for changes of address, transfers of stock, and replacements of lost certificates.

FORM 10-K ANNUAL REPORT

The company is pleased to provide corporate information without charge upon written request to:
Investor Relations Department
A.P. Pharma, Inc.
123 Saginaw Drive
Redwood City, California 94063
650-366-2626
Fax: 650-365-6490

BOARD OF DIRECTORS

Paul Goddard, Ph.D.
Chairman of the Board

Stephen Drury
Business Consultant

Michael O'Connell
President and Chief Executive Officer

Peter Riepenhausen
Business Consultant

Toby Rosenblatt
President
Founders Investments Ltd.

Gregory Turnbull
Business Consultant

Dennis Winger
Senior Vice President and
Chief Financial Officer
Applera Corporation

Robert Zerbe, M.D.
Chief Executive Officer and Founder
QuatRx Pharmaceuticals Company

CORPORATE OFFICERS

Michael O'Connell
President and Chief Executive Officer

Gordon Sangster
Chief Financial Officer and
Vice President, Finance

John Barr, Ph.D.
Vice President
Research and Development

STOCK LISTING

Common stock traded on The Nasdaq Stock Market under the symbol: APPA

PRICE RANGE OF COMMON STOCK

2004	High	Low
1st Quarter	$ 3.79	$ 2.15
2nd Quarter	4.45	2.85
3rd Quarter	3.50	1.11
4th Quarter	2.35	1.15

2005	High	Low
1st Quarter	$ 2.73	$ 1.41
2nd Quarter	1.80	1.37
3rd Quarter	2.25	1.47
4th Quarter	1.88	1.30

These quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions. No dividends have been paid on the common stock.

Biochronomer is a trademark of A.P. Pharma. All other trademarks, service marks and trade names appearing in this annual report are the property of their respective owners.

Design: Michael Patrick Partners, www.mppinc.com

Except for historical information, the statements in this annual report are forward-looking statements that involve risks and uncertainties, including among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the company's business and prospects are identified in the company's filings with the Securities and Exchange Commission. The company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

A. P. Pharma
123 Saginaw Drive
Redwood City
California 94063
650.366.2626

www.appharma.com